Exhibit 99.1

31 March 2025

Kazia Therapeutics Announces Sale of Intellectual Property and Trademarks Rights for Cantrixil

Kazia to receive USD $1 million from Vivesto for the intellectual property and trademark assets rights to the oncology drug candidate, Cantrixil

Sydney, March 31, 2025 – Kazia Therapeutics Limited (NASDAQ: KZIA) (“Kazia” or “the Company”), an oncology-focused drug development company, today announced the sale of all intellectual property and trademarks rights to Cantrixil for USD $1 million.

In March 2021, Vivesto licensed the exclusive global development and commercialization rights for Cantrixil from Kazia Therapeutics. Having decided not to pursue development of Cantrixil in ovarian cancer, as originally anticipated under the license, Vivesto is currently exploring Cantrixil preclinically for the treatment of hematological cancers. Cantrixil, a legacy molecule in the Kazia pipeline, is a product candidate consisting of the active molecule, a potent and selective third generation benzopyran SMETI inhibitor named TRXE-002-01, encapsulated in α-cyclodextrin.

“We are pleased to enter into this agreement with Vivesto, which provides a source of non-dilutive funding that will help advance our proprietary, clinical-stage pipeline,” said John Friend, M.D., Chief Executive Officer of Kazia Therapeutics.

Investor and Media Contacts:

Alex Star, Managing Director

LifeSci Advisors LLC

+1-201-786-8795.

Astarr@lifesciadvisors.com

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia. Our lead program is paxalisib, an investigational brain penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase 2/3 study in glioblastoma (GBM-Agile) was reported in 2024 and discussions are ongoing for designing and executing a pivotal registrational study in pursuit of a standard approval. Other clinical trials involving paxalisib are ongoing in advanced breast cancer, brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these trials having reported encouraging interim data. Paxalisib was granted Orphan Drug Designation for glioblastoma by the FDA in February 2018, and Fast Track Designation (FTD) for glioblastoma by the FDA in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumour brain metastases harboring PI3K pathway mutations in combination with radiation therapy. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020, and for atypical teratoid / rhabdoid tumours in June 2022 and July 2022, respectively. Kazia is also developing EVT801, a small molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided evidence of synergy with immuno-oncology agents. A Phase I study has been completed and preliminary data was presented at 15th Biennial Ovarian Cancer Research Symposium in September 2024. For more information, please visit www.kaziatherapeutics.com or follow us on X @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials, Kazia’s strategy and plans with respect to its programs, including paxalisib and EVT801, the potential benefits of paxalisib as an investigational PI3K/mTOR inhibitor, the potential benefits and costs to Kazia of the sale of all of its intellectual property and trademarks rights to Cantrixil to Vivesto, timing for any regulatory submissions or discussions with regulatory agencies, and the potential market opportunity for paxalisib. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, related to regulatory approvals, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement. This announcement was authorized for release by Dr John Friend, CEO